

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Terence Wing Khai Yap
Chairman
Guardforce AI Co., Ltd
96 Vibhavadi Rangsit Road
Talad Bangkhen, Laksi
Bangkok 10210, Thailand

> **Re: Guardforce AI Co., Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted on June 23, 2021**
> **CIK No. 0001804469**

Dear Mr. Wing Khai Yap:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services